Securities and Exchange Commission File No.82-2963

Jardines

48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

02042139

Group Secretariat

13th June 2002

SUPPL

02 JUN 25 AM 11:41

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
<u>- Amendments to the Bermuda Takeover Code</u>

We enclose for your information an announcement dated 13th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

Encl

dw 6/26

[Cng/MC/2k20530_BTC/p3]

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Bermuda Takeover Code
Released	10:52 13 Jun 2002
Number	1882X

Amendments to the Bermuda Takeover Code for
Jardine Matheson Holdings Limited

The Bermuda Takeover Code for Jardine Matheson Holdings Limited, as set out in the Jardine Matheson Holdings Limited Regulations 1993, has been amended by the Bermuda Monetary Authority. The amendments primarily reflect changes to the UK Code on Takeovers and Mergers, upon which the Bermuda Takeover Code is based.

A summary of the amendments is available from the Bermuda Monetary Authority at Burnaby House, 26 Burnaby Street, Hamilton HM11, Bermuda; the Company Secretary of Jardine Matheson Holdings Limited at Jardine House, 33-35 Reid Street, Hamilton HM EX, Bermuda; or from the Company's website www.jardines.com.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

13th June 2002

www.jardines.com

END

Company website